UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2019

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE NINE MONTHS ENDED DECEMBER 31, 2018

On February 14, 2019, we published our unaudited quarterly consolidated financial statements as of and for the nine months ended December 31, 2018 prepared in accordance with Japanese GAAP as part of our quarterly securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. We have included in this report on Form 6-K an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from U.S. GAAP. For a description of certain differences between U.S. GAAP and Japanese GAAP, see “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission.

Financial Information

1.

The quarterly consolidated financial statements of Mizuho Financial Group, Inc. (“MHFG”) are prepared in accordance with the “Ordinance on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64 of 2007). The classification of assets and liabilities and that of income and expenses are in accordance with the “Ordinance for Enforcement of the Banking Act” (Ordinance of the Ministry of Finance No. 10 of 1982).

2.

Ernst & Young ShinNihon LLC conducted a quarterly review on the quarterly consolidated financial statements of MHFG for the nine months ended December 31, 2018, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act.

I.	Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheet

	(Millions of yen)
	As of March 31, 2018		As of December 31, 2018
Assets
Cash and Due from Banks		47,725,360		43,823,523
Call Loans and Bills Purchased		715,149		589,863
Receivables under Resale Agreements		8,080,873		12,722,847
Guarantee Deposits Paid under Securities Borrowing Transactions		4,350,527		2,645,905
Other Debt Purchased		2,713,742		2,733,410
Trading Assets		10,507,133		12,940,574
Money Held in Trust		337,429		296,254
Securities	*2	34,183,033	*2	31,222,656
Loans and Bills Discounted	*1	79,421,473	*1	78,557,944
Foreign Exchange Assets		1,941,677		2,159,422
Derivatives other than for Trading Assets		1,807,999		1,469,143
Other Assets		4,588,484		3,565,249
Tangible Fixed Assets		1,111,128		1,085,821
Intangible Fixed Assets		1,092,708		1,047,702
Net Defined Benefit Asset		996,173		989,216
Deferred Tax Assets		47,839		46,386
Customers’ Liabilities for Acceptances and Guarantees		5,723,186		6,008,016
Reserves for Possible Losses on Loans		(315,621)		(269,653)

Total Assets		205,028,300		201,634,284

	(Millions of yen)
	As of March 31, 2018	As of December 31, 2018
Liabilities
Deposits	125,081,233	121,248,634
Negotiable Certificates of Deposit	11,382,590	13,699,564
Call Money and Bills Sold	2,105,293	2,191,302
Payables under Repurchase Agreements	16,656,828	18,625,422
Guarantee Deposits Received under Securities Lending Transactions	1,566,833	908,872
Commercial Paper	710,391	956,670
Trading Liabilities	8,121,543	8,329,616
Borrowed Money	4,896,218	4,124,799
Foreign Exchange Liabilities	445,804	527,815
Short-term Bonds	362,185	355,795
Bonds and Notes	7,544,256	8,536,593
Due to Trust Accounts	4,733,131	1,095,516
Derivatives other than for Trading Liabilities	1,514,483	1,283,491
Other Liabilities	3,685,585	3,967,625
Reserve for Bonus Payments	66,872	34,477
Reserve for Variable Compensation	3,242	2,192
Net Defined Benefit Liability	58,890	59,834
Reserve for Director and Corporate Auditor Retirement Benefits	1,460	1,377
Reserve for Possible Losses on Sales of Loans	1,075	180
Reserve for Contingencies	5,622	5,019
Reserve for Reimbursement of Deposits	20,011	17,291
Reserve for Reimbursement of Debentures	30,760	26,847
Reserves under Special Laws	2,361	2,365
Deferred Tax Liabilities	421,002	253,130
Deferred Tax Liabilities for Revaluation Reserve for Land	66,186	65,732
Acceptances and Guarantees	5,723,186	6,008,016

Total Liabilities	195,207,054	192,328,185

Net Assets
Common Stock	2,256,548	2,256,767
Capital Surplus	1,134,922	1,138,427
Retained Earnings	4,002,835	4,223,408
Treasury Stock	(5,997)	(7,768)

Total Shareholders’ Equity	7,388,309	7,610,834

Net Unrealized Gains (Losses) on Other Securities	1,392,392	998,866
Deferred Gains or Losses on Hedges	(67,578)	(67,771)
Revaluation Reserve for Land	144,277	143,248
Foreign Currency Translation Adjustments	(85,094)	(101,372)
Remeasurements of Defined Benefit Plans	293,536	271,584

Total Accumulated Other Comprehensive Income	1,677,534	1,244,555

Stock Acquisition Rights	1,163	707
Non-controlling Interests	754,239	450,002

Total Net Assets	9,821,246	9,306,099

Total Liabilities and Net Assets	205,028,300	201,634,284

(2) Quarterly Consolidated Statement of Income and

      Quarterly Consolidated Statement of Comprehensive Income

      Quarterly Consolidated Statement of Income

	(Millions of yen)
	For the nine months ended December 31, 2017		For the nine months ended December 31, 2018
Ordinary Income		2,674,120		2,858,287
Interest Income		1,208,466		1,511,057
Interest on Loans and Bills Discounted		753,825		919,300
Interest and Dividends on Securities		200,553		235,733
Fiduciary Income		39,268		39,404
Fee and Commission Income		553,438		546,951
Trading Income		193,420		241,644
Other Operating Income		245,799		242,400
Other Ordinary Income	*1	433,726	*1	276,829
Ordinary Expenses		2,029,563		2,310,725
Interest Expenses		609,687		918,127
Interest on Deposits		234,038		336,981
Fee and Commission Expenses		122,402		123,750
Other Operating Expenses		72,175		75,209
General and Administrative Expenses		1,109,994		1,069,806
Other Ordinary Expenses	*2	115,304	*2	123,831

Ordinary Profits		644,556		547,561

Extraordinary Gains	*3	18,472	*3	10,269
Extraordinary Losses	*4	5,237	*4	4,989

Income before Income Taxes		657,790		552,842

Income Taxes:
Current		156,341		135,469
Deferred		1,968		(11,358)

Total Income Taxes		158,309		124,110

Profit		499,481		428,731

Profit Attributable to Non-controlling Interests		23,777		18,802

Profit Attributable to Owners of Parent		475,703		409,929

      Quarterly Consolidated Statement of Comprehensive Income

	(Millions of yen)
	For the nine months ended December 31, 2017	For the nine months ended December 31, 2018
Profit	499,481	428,731
Other Comprehensive Income	302,733	(434,650)
Net Unrealized Gains (Losses) on Other Securities	347,373	(395,379)
Deferred Gains or Losses on Hedges	(42,969)	(147)
Revaluation Reserve for Land	(2)	—
Foreign Currency Translation Adjustments	4,207	(15,306)
Remeasurements of Defined Benefit Plans	2,943	(20,544)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(8,819)	(3,273)

Comprehensive Income	802,214	(5,918)

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	780,443	(22,021)
Comprehensive Income Attributable to Non-controlling Interests	21,770	16,102

Notes to Quarterly Consolidated Financial Statements

Changes in scope of consolidation and changes in scope of equity method

For the nine months ended December 31, 2018

(1)	Significant changes in scope of consolidation

Trust & Custody Services Bank, Ltd. (“TCSB”), a consolidated subsidiary of MHFG, implemented joint share transfer with Japan Trustee Services Bank, Ltd. (“JTSB”) and incorporated “JTC Holdings, Ltd.” (“JTCHD”), a holding company whose shareholders are TCSB’s and JTSB’s existing shareholders. As a result, TCSB and JTSB became wholly-owned subsidiaries of JTCHD.

During the third quarter ended December 31, 2018, TCSB was excluded from the scope of consolidation as a result of the aforementioned joint share transfer.

(2)	Significant changes in scope of equity method

During the third quarter ended December 31, 2018, JTCHD, TCSB and JTSB were newly included in the scope of equity method as a result of the aforementioned incorporation of the holding company by joint share transfer.

Additional Information

The Board Benefit Trust (“BBT”) Program

Since MHFG operates its business to contribute to the creation of value for diverse stakeholders and realize improved corporate value through the continuous and stable growth of MHFG group pursuant to MHFG’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity, MHFG has introduced a stock compensation program using a trust (the “Program”) that functions as an incentive for each Director, Executive Officer, and Specialist Officer to exert maximum effort in performing his or her duties, and also as consideration for such exertion of effort.

(1)	Outline of the Program

The Program has adopted the Board Benefit Trust (“BBT”) framework. MHFG’s shares on the stock market will be acquired through a trust established based on the underlying funds contributed by MHFG, and MHFG’s shares will be distributed to Directors, Executive Officers, and Specialist Officers of MHFG, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. (the “Company Group”) in accordance with the Rules on Distribution of Shares to be prescribed in advance. The framework consists of the stock compensation program based on the Company Group Officer’s position in their respective company (“Stock Compensation I”) and the stock compensation program based on the performance evaluation of the Company Group (“Stock Compensation II”).

Stock Compensation I will be paid at the time of retirement in the form of shares of MHFG calculated based on their position. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Compensation II will be paid in the form of shares of MHFG and will be deferred over three years, which is calculated based on the Company Group’s performance, the performance of organizations (in-house companies and units, etc.) that each Company Group Officer is in charge of and the performance of each Company Group Officer. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Upon the payment of stock compensation under the Program, MHFG may, for a certain portion, pay a monetary amount equivalent to the market value of its stock in lieu of stock compensation in accordance with the Rules on Distribution of Shares.

Voting rights related to MHFG’s shares belonging to the trust assets under the trust shall not be exercised.

(2)	MHFG’s Shares Outstanding in the Trust

MHFG’s shares outstanding in the trust are recognized as Treasury Stock under Net Assets at the carrying amount (excluding the amount of incidental expenses) in the trust. The carrying amount of such Treasury Stock as of December 31, 2018 was ¥3,569 million for 18,917 thousand shares (the carrying amount as of March 31, 2018 was ¥2,424 million for 13,319 thousand shares).

Notes to Quarterly Consolidated Balance Sheet

*1.	Non-Accrual, Past Due & Restructured Loans, which are included in Loans and Bills Discounted, are as follows:

	(Millions of yen)
	As of March 31, 2018	As of December 31, 2018
Loans to Bankrupt Obligors	21,271	18,897
Non-Accrual Delinquent Loans	332,702	326,165
Loans Past Due for Three Months or More	617	1,655
Restructured Loans	240,777	199,123
Total	595,369	545,841

The amounts given in the above table are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

*2.	Amounts of liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)

(Millions of yen)
As of March 31, 2018	As of December 31, 2018
1,309,432	1,393,637

Notes to Quarterly Consolidated Statement of Income

*1.	Other Ordinary Income includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2017	For the nine months ended December 31, 2018
Gains on Sales of Stocks	215,870	204,563

*2.	Other Ordinary Expenses includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2017	For the nine months ended December 31, 2018
Losses on Sales of Stocks	8,994	31,801

*3.	Extraordinary Gains includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2017	For the nine months ended December 31, 2018
Gains on Cancellation of Employee
Retirement Benefit Trust	16,125	7,448
Gains on Disposition of Fixed Assets	2,341	2,821

*4.	Extraordinary Losses includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2017	For the nine months ended December 31, 2018
Losses on Impairment of Fixed Assets	2,376	2,625
Losses on Disposition of Fixed Assets	2,861	2,359

Notes to Quarterly Consolidated Statement of Cash Flows

We have not prepared Consolidated Statement of Cash Flows for the nine months ended December 31, 2018. Depreciation (including Amortization of Intangible Fixed Assets excluding Goodwill) and Amortization of Goodwill for the nine months ended December 31, 2017 and 2018 are as follows:

	(Millions of yen)
	For the nine months ended December 31, 2017	For the nine months ended December 31, 2018
Depreciation	130,156	126,266
Amortization of Goodwill	3,127	3,063

Changes in Net Assets

For the nine months ended December 31, 2017

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of Yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 15, 2017	Common Stock	95,173	3.75	March 31, 2017	June 5, 2017	Retained Earnings
The Board of Directors
November 13, 2017	Common Stock	95,186	3.75	September 30, 2017	December 5, 2017	Retained Earnings
The Board of Directors

(Notes)	1.	Cash dividends based on the resolution of the Board of Directors held on May 15, 2017 include ¥33 million of cash dividends on treasury stock held by BBT trust account.
	2.	Cash dividends based on the resolution of the Board of Directors held on November 13, 2017 include ¥49 million of cash dividends on treasury stock held by BBT trust account.

For the nine months ended December 31, 2018

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of Yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 15, 2018	Common Stock	95,186	3.75	March 31, 2018	June 4, 2018	Retained Earnings
The Board of Directors
November 14, 2018	Common Stock	95,197	3.75	September 30, 2018	December 6, 2018	Retained Earnings
The Board of Directors

(Notes)	1.	Cash dividends based on the resolution of the Board of Directors held on May 15, 2018 include ¥49 million of cash dividends on treasury stock held by BBT trust account.
	2.	Cash dividends based on the resolution of the Board of Directors held on November 14, 2018 include ¥71 million of cash dividends on treasury stock held by BBT trust account.

Business Segment Information, etc.

Business Segment Information

1.	Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc. and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others by reportable segment

For the nine months ended December 31, 2017

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	520,200	293,200	246,800	364,000	37,600	49,198	1,510,998
General and administrative expenses (excluding Non-Recurring Losses and others)	539,200	152,100	182,900	151,500	20,900	30,423	1,077,023
Equity in income from investments in affiliates	9,200	800	2,100	—	600	2,247	14,947
Amortization of goodwill and others	300	300	300	1,800	6,000	1,717	10,417
Others	—	—	—	—	—	(15,724)	(15,724)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	(10,100)	141,600	65,700	210,700	11,300	3,581	422,781

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥ 74,870 million, of which ¥ 64,400 million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	Following the change in allocation method for transactions between each segment and “Others” made in April 2018, reclassification was made on the above table to reflect the relevant change.

For the nine months ended December 31, 2018

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	512,600	328,200	310,300	274,700	37,300	42,255	1,505,355
General and administrative expenses (excluding Non-Recurring Losses and others)	538,600	150,300	182,300	151,400	20,800	33,914	1,077,314
Equity in income from investments in affiliates	16,800	800	4,200	—	900	734	23,434
Amortization of goodwill and others	300	300	300	1,800	6,000	1,481	10,181
Others	—	—	—	—	—	(13,448)	(13,448)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	(9,500)	178,400	131,900	121,500	11,400	(5,854)	427,845

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥ 40,985 million, of which ¥ 33,800 million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

3.

The difference between the total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others of reportable segments and the recorded amounts in the Quarterly Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others derived from internal management reporting are different from Income before income taxes recorded in the Quarterly Consolidated Statement of Income.

The contents of the difference for the nine months ended December 31, 2017 and 2018, are as follows:

	(Millions of yen)
	For the nine months ended December 31, 2017	For the nine months ended December 31, 2018
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	422,781	427,845
Credit Costs for Trust Accounts	—	—
General and Administrative Expenses (non-recurring losses)	(22,553)	17,689
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(14,402)	(24,861)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	183,879	30,914
Net Gains (Losses) related to Stocks—Net Gains (Losses) related to ETFs and others	115,314	122,000
Net Extraordinary Gains (Losses)	13,234	5,280
Others	(40,463)	(26,025)

Income before Income Taxes recorded in Quarterly Consolidated Statement of Income	657,790	552,842

Securities

*

In addition to “Securities” on the quarterly consolidated balance sheet, Negotiable Certificates of Deposit in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included. Unlisted stocks and others, the fair values of which are deemed extremely difficult to determine, are excluded.

1.	Bonds Held to Maturity

As of March 31, 2018

	(Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
Japanese Government Bonds	1,959,909	1,984,382	24,472
Foreign Bonds	555,920	537,464	(18,455)
Total	2,515,830	2,521,846	6,016

As of December 31, 2018

			(Millions of yen)
	Quarterly Consolidated Balance Sheet Amount	Fair Value	Difference
Japanese Government Bonds	1,359,898	1,380,075	20,176
Foreign Bonds	499,899	482,519	(17,380)
Total	1,859,798	1,862,594	2,795

(Note)	The fair value is based on market prices as of December 31, 2018 (March 31, 2018) and other data.

2.	Other Securities

As of March 31, 2018

	(Millions of yen)
	Acquisition Cost	Consolidated Balance Sheet Amount	Difference
Stocks	1,564,867	3,582,240	2,017,372
Bonds	16,530,192	16,535,604	5,411
Japanese Government Bonds	13,331,477	13,332,094	616
Japanese Local Government Bonds	236,710	239,333	2,622
Short-term Bonds	99	99	—
Japanese Corporate Bonds	2,961,904	2,964,076	2,172
Other	11,531,850	11,463,293	(68,557)
Foreign Bonds	8,495,236	8,329,141	(166,095)
Other Debt Purchased	185,614	186,533	918
Other	2,850,999	2,947,619	96,620
Total	29,626,911	31,581,138	1,954,226

As of December 31, 2018

	(Millions of yen)
	Acquisition Cost	Quarterly Consolidated Balance Sheet Amount	Difference
Stocks	1,471,231	3,156,956	1,685,725
Bonds	14,128,395	14,127,505	(890)
Japanese Government Bonds	11,386,429	11,384,972	(1,457)
Japanese Local Government Bonds	203,493	204,621	1,128
Short-term Bonds	—	—	—
Japanese Corporate Bonds	2,538,473	2,537,911	(561)
Other	12,098,213	11,842,620	(255,593)
Foreign Bonds	8,972,441	8,827,865	(144,576)
Other Debt Purchased	158,685	159,596	911
Other	2,967,086	2,855,157	(111,928)
Total	27,697,840	29,127,082	1,429,241

(Notes)	1.	Unrealized Gains (Losses) include ¥28,273 million and ¥47,885 million, which were recognized in the statements of income for the year ended March 31, 2018 and the nine months ended December 31, 2018, respectively, by applying the fair-value hedge method.
	2.	As for the quarterly consolidated balance sheet amount (consolidated balance sheet amount), fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price, or other reasonable value during the last month of the nine months ended December 31, 2018 (last month of the fiscal year ended March 31, 2018), and fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value as of December 31, 2018 (March 31, 2018).
	3.	Certain Securities other than Trading Securities (excluding Securities for which it is deemed to be extremely difficult to determine the fair value) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the nine months ended December 31, 2018 (the fiscal year ended March 31, 2018) (impairment (devaluation)), if the fair value (primarily the closing market price as of December 31, 2018 (March 31, 2018)) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value.

The amount of impairment (devaluation) for the fiscal year ended March 31, 2018 was ¥3,424 million.

The amount of impairment (devaluation) for the nine months ended December 31, 2018 was ¥3,995 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

• Securities whose fair value is 50% or less of the acquisition cost

• Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower

	4.	Floating-rate Japanese Government Bonds

Fair values of Floating-rate Japanese Government Bonds, according to our determination that current market prices may not reflect the fair value, are based on the reasonably calculated prices as book value on the quarterly consolidated balance sheet (consolidated balance sheet).

In deriving the reasonably calculated prices, we used the Discounted Cash Flow method as well as other methods. The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

Money Held in Trust

1.	Money Held in Trust Held to Maturity

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

As of March 31, 2018

	(Millions of yen)
	Acquisition Cost	Consolidated Balance Sheet Amount	Difference
Other in Money Held in Trust	3,199	3,199	—

As of December 31, 2018

	(Millions of yen)
	Acquisition Cost	Quarterly Consolidated Balance Sheet Amount	Difference
Other in Money Held in Trust	3,600	3,600	—

Derivatives Information

(1)	Interest Rate-Related Transactions

As of March 31, 2018

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	15,011,748	(1,499)	(1,499)
	Options	466,988	558	141
Over-the-Counter	FRAs	58,352,463	(1,830)	(1,830)
	Swaps	902,416,317	29,522	29,522
	Options	10,274,268	(396)	(396)
Inter-Company or Internal Transactions	Swaps	16,614,032	71,670	71,670

Total		—	98,024	97,607

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) and others are excluded from the above table.

As of December 31, 2018

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	11,615,341	(1,452)	(1,452)
	Options	1,027,505	400	119
Over-the-Counter	FRAs	55,340,897	(4,547)	(4,547)
	Swaps	1,000,534,169	129,646	129,646
	Options	11,762,941	1,466	1,466
Inter-Company or Internal Transactions	Swaps	18,641,088	69,924	69,924

Total		—	195,436	195,155

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) and others are excluded from the above table.

(2)	Currency-Related Transactions

As of March 31, 2018

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	113,484	—	—
Over-the-Counter	Swaps	49,506,179	245,294	164,945
	Forwards	97,636,495	68,424	68,424
	Options	4,759,911	26,695	23,113
Inter-Company or Internal Transactions	Swaps	3,190,555	(250,755)	18,009
	Forwards	165,472	(2,090)	(2,090)

Total		—	87,568	272,402

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•   Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

As of December 31, 2018

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	73,605	—	—
Over-the-Counter	Swaps	50,694,807	176,694	136,405
	Forwards	108,179,594	(1,477)	(1,477)
	Options	6,512,163	16,408	9,377
Inter-Company or Internal Transactions	Swaps	2,786,950	(144,088)	17,392
	Forwards	10,656	1	1

Total		—	47,538	161,699

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•   Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the quarterly consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

(3)	Stock-Related Transactions

As of March 31, 2018

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Index Futures	1,022,835	10,511	10,511
	Index Futures Options	3,521,358	(7,297)	(2,232)
Over-the-Counter	Equity Linked Swaps	242,490	13,938	13,938
	Options	1,039,580	30,158	30,158
	Other	598,146	36,954	36,954

Total		—	84,265	89,329

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting are excluded from the above table.

As of December 31, 2018

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Index Futures	567,650	716	716
	Index Futures Options	3,587,258	(3,496)	4,394
Over-the-Counter	Equity Linked Swaps	337,405	27,913	27,913
	Options	988,245	54,528	54,528
	Other	743,432	139,390	139,390

Total		—	219,052	226,943

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting are excluded from the above table.

(4)	Bond-Related Transactions

As of March 31, 2018

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	1,422,265	50	50
	Futures Options	423,572	(62)	(56)
Over-the-Counter	Options	1,655,129	(470)	(76)
	Other	655,462	(393)	(393)

Total		—	(875)	(475)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of December 31, 2018

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	2,239,247	2,115	2,115
	Futures Options	225,377	24	(68)
Over-the-Counter	Options	1,179,868	(8)	(339)
	Other	345,766	(539)	(539)

Total		—	1,592	1,168

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.

(5)	Commodity-Related Transactions

As of March 31, 2018

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	54,993	2,111	2,111
	Futures Options	—	—	—
Over-the-Counter	Swaps	2,516	0	0
	Options	277,478	(362)	(362)

Total		—	1,749	1,749

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

As of December 31, 2018

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	27,582	(74)	(74)
	Futures Options	1,231	(18)	(42)
Over-the-Counter	Swaps	—	—	—
	Options	322,316	2,640	2,640

Total		—	2,548	2,523

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

(6)	Credit Derivative Transactions

As of March 31, 2018

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Credit Derivatives	2,843,073	(2,947)	(2,947)

Total		—	(2,947)	(2,947)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of December 31, 2018

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Credit Derivatives	3,075,015	1,984	1,984

Total		—	1,984	1,984

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.

Per Share Information

Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

		For the nine months ended December 31, 2017	For the nine months ended December 31, 2018
(1) Net Income per Share of Common Stock	Yen	18.75	16.16
(The basis used for calculating Net Income per Share of Common Stock)
Profit Attributable to Owners of Parent	Millions of yen	475,703	409,929
Amount not attributable to Common Stock	Millions of yen	—	—
Profit Attributable to Owners of Parent related to Common Stock	Millions of yen	475,703	409,929
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	25,366,621	25,362,168

(2) Diluted Net Income per Share of Common Stock	Yen	18.74	16.16
(The basis used for calculating Diluted Net Income per Share of Common Stock)
Adjustment to Profit Attributable to Owners of Parent	Millions of yen	—	—
Increased Number of Shares of Common Stock	Thousands of shares	7,706	4,613
Stock Acquisition Rights	Thousands of shares	7,706	4,613
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects and in which significant changes occurred after the end of the previous fiscal year		—	—

(Note)	In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average number of such Treasury Stock shares deducted during the nine months ended December 31, 2017, was 11,322 thousand and the average number of such Treasury Stock shares deducted during the nine months ended December 31, 2018, was 16,631 thousand.

II.	Others

At the meeting of the Board of Directors held on November 14, 2018, the interim cash dividends for the 17th term were resolved as follows:

Total amount of interim cash dividends	¥95,197 million
Interim cash dividends per share
Common Stock	¥3.75
Effective date and starting date of dividend payments	December 6, 2018